Exhibit 99.1

MAG Silver Corp. Unaudited Condensed Interim Consolidated Financial Statements (expressed in thousands of US dollars) For the three and nine months ended September 30, 2017 Dated: November 10, 2017

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE		TSX: MAG
Suite 770	604 630 1399 phone	NYSE American : MAG
800 W. Pender Street	866 630 1399 toll free	www.magsilver.com
Vancouver, BC V6C 2V6	604 681 0894 fax	info@magsilver.com

MAG SILVER CORP.
Condensed Interim Consolidated Statements of Financial Position (Unaudited)
(In thousands of US dollars, except shares)

	Note	September 30, 2017	December 31, 2016

ASSETS

CURRENT
Cash and cash equivalents	3	$121,638	$83,347
Term deposits	3	-	55,000
Accounts receivable	4	207	628
Investments	5	2,920	718
Prepaid expenses		539	181
TOTAL CURRENT ASSETS		125,304	139,874
EQUIPMENT	6	52	54
INVESTMENT IN ASSOCIATE	7	50,680	37,312
EXPLORATION AND EVALUATION ASSETS	8	800	-
TOTAL ASSETS		$176,836	$177,240

LIABILITIES

CURRENT
Trade and other payables		$421	$733
COMMITMENTS AND CONTINGENCIES	7,8,15

DEFERRED INCOME TAXES	16	-	589

TOTAL LIABILITIES		421	1,322

EQUITY

Share capital	9	344,323	343,654
Equity reserve		17,552	16,133
Accumulated other comprehensive income		1,711	882
Deficit		(187,171)	(184,751)
TOTAL EQUITY		176,415	175,918
TOTAL LIABILITIES AND EQUITY		$176,836	$177,240

See accompanying notes to the condensed interim consolidated financial statements

2

MAG SILVER CORP.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Unaudited)
(In thousands of US dollars, except for shares and per share amounts)

		For the three months ended		For the nine months ended
		September 30		September 30
	Note	2017	2016	2017	2016
EXPENSES
Accounting and audit		$37	$59	$165	$222
Amortization	6	7	6	15	14
Filing and transfer agent fees		4	6	247	176
Foreign exchange (gain) loss		(204)	134	(407)	(158)
General office expenses		178	150	598	554
Legal		82	175	200	270
Management compensation and consulting fees		436	429	1,293	1,293
Mining concession taxes and other property costs	8	439	100	958	184
Share based payment expense	9b,c,d	337	224	1,874	1,996
Shareholder relations		115	133	397	376
Travel		39	42	211	185
		1,470	1,458	5,551	5,112
INTEREST INCOME		460	348	1,238	764
GAIN ON SALE OF AVAILABLE-FOR-SALE SECURITIES	5	-	-	-	1,152
CHANGE IN FAIR VALUE OF WARRANTS	5	345	-	449	-
EQUITY PICK UP FROM ASSOCIATE	7	(121)	(376)	855	(1,019)
LOSS FOR THE PERIOD BEFORE INCOME TAX		$(786)	$(1,486)	$(3,009)	$(4,215)

DEFERRED INCOME TAX (EXPENSE) RECOVERY	16	-	(499)	589	(1,294)
LOSS FOR THE PERIOD		$(786)	$(1,985)	$(2,420)	$(5,509)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified subsequently to profit or loss:
UNREALIZED GAIN (LOSS) ON AVAILABLE-FOR-SALE SECURITIES, NET OF TAXES	5	563	2	829	1,114
RECLASSIFICATION TO GAIN ON SALE OF AVAILABLE-FOR-SALE SECURITIES	5	-	-	-	(1,152)
		563	2	829	(38)

TOTAL COMPREHENSIVE LOSS		$(223)	$(1,983)	$(1,591)	$(5,547)

BASIC AND DILUTED LOSS PER SHARE		$(0.01)	$(0.02)	$(0.03)	$(0.07)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - BASIC AND DILUTED		80,790,462	80,418,571	80,755,484	77,749,088

See accompanying notes to the condensed interim consolidated financial statements

3

MAG SILVER CORP.
Condensed Interim Consolidated Statements of Changes in Equity (Unaudited)
(In thousands of US dollars, except shares)

						Unrealized	Accumulated
		Common shares			Currency	gain (loss) on	other
		without par value		Equity	translation	available-for-sale	comprehensive		Total
	Note	Shares	Amount	Reserve	adjustment	securities	income (loss)	Deficit	equity
Balance, January 1, 2016		69,407,386	$262,218	$19,993	$784	$52	$836	$(128,905)	$154,142
Stock options exercised	9a,b	691,705	6,632	(1,973)	-	-	-	-	4,659
Stock options exercised cashless	9a,b	325,671	3,823	(3,823)	-	-	-	-	-
Restricted and performance share units converted	9a,c	38,692	327	(327)	-	-	-	-	-
Share based payment	9b,c,d	-	-	2,263	-	-	-	-	2,263
Issued for cash	9a	10,240,750	70,654	-	-	-	-	-	70,654

Unrealized gain on available-for-sale securities	5	-	-	-	-	1,198	1,198		1,198
Gain on sale of available-for-sale securities	5	-	-	-	-	(1,152)	(1,152)		(1,152)
Net loss		-	-	-	-	-	-	(55,846)	(55,846)
Total Comprehensive Income (Loss)		-	-	-	-	46	46	(55,846)	(55,800)

Balance, December 31, 2016		80,704,204	$343,654	$16,133	$784	$98	$882	$(184,751)	$175,918
Stock options exercised	9a,b	30,400	300	(86)	-	-	-	-	214
Stock options exercised cashless	9a,b	62,295	369	(369)	-	-	-	-	-
Share based payment	9b,c,d	-	-	1,874	-	-	-	-	1,874

Unrealized gain on available-for-sale securities	5	-	-	-	-	829	829		829
Net loss		-	-	-	-	-	-	(2,420)	(2,420)
Total Comprehensive Income (Loss)		-	-	-	-	829	829	(2,420)	(1,591)

Balance, September 30, 2017		80,796,899	$344,323	$17,552	$784	$927	$1,711	$(187,171)	$176,415

Nine Month Comparative:
Balance, January 1, 2016		69,407,386	$262,218	$19,993	$784	$52	$836	$(128,905)	$154,142
Stock options exercised	9a,b	670,605	6,460	(1,922)	-	-	-	-	4,538
Stock options exercised cashless	9a,b	325,671	3,823	(3,823)	-	-	-	-	-
Restricted share units converted	9c	3,000	28	(28)	-	-	-	-	-
Share based payment expense	9b,c,d	-	-	1,996	-	-	-	-	1,996
Issued for cash	9a	10,240,750	70,654	-	-	-	-	-	70,654

Unrealized gain on available-for-sale securities	5	-	-	-	-	1,114	1,114	-	1,114
Gain on available-for-sale securities	5					(1,152)	(1,152)	-	(1,152)
Net loss		-	-	-	-	-	-	(5,509)	(5,509)
Total Comprehensive Loss		-	-	-	-	(38)	(38)	(5,509)	(5,547)

Balance, September 30, 2016		80,647,412	$343,183	$16,216	$784	$14	$798	$(134,414)	$225,783

See accompanying notes to the condensed interim consolidated financial statements

4

MAG SILVER CORP.
Condensed Interim Consolidated Statements of Cash Flows (Unaudited)
(In thousands of US dollars, unless otherwise stated)

		For the three months ended		For the nine months ended
		September 30		September 30
	Note	2017	2016	2017	2016

OPERATING ACTIVITIES
Loss for the period		$(786)	$(1,985)	$(2,420)	$(5,509)
Items not involving cash:
Amortization	6	7	6	15	14
Change in fair value of warrants	5	(345)	-	(449)	-
Deferred income tax expense (recovery)	16	-	499	(589)	1,294
Equity pick up from associate	7	121	376	(855)	1,019
Gain on sale of available-for-sale securities	5	-	-	-	(1,152)
Share based payment expense	9b,c,d	337	224	1,874	1,996
Unrealized foreign exchange (gain) loss		(201)	133	(407)	(165)

Changes in operating assets and liabilities
Accounts receivable		61	(199)	421	(259)
Prepaid expenses		(153)	84	(358)	(129)
Trade and other payables		(133)	115	(420)	(296)
Net cash used in operating activities		(1,092)	(747)	(3,188)	(3,187)

INVESTING ACTIVITIES
Exploration and evaluation expenditures	8	(413)	(286)	(671)	(1,226)
Investment in associate	7	(1,690)	(2,122)	(12,534)	(7,275)
Investment in securities	5	(398)	-	(924)	-
Net proceeds from sale of available-for-sale securities	5	-	-	-	1,369
Purchase of equipment	6	(13)	(8)	(13)	(26)
Redemption (purchase) of term deposits	3	-	-	55,000	(110,000)
Net cash used in investing activities		(2,514)	(2,416)	40,858	(117,158)

FINANCING ACTIVITIES
Issuance of common shares upon exercise of stock options	9	31	2,874	214	4,538
Issuance of common shares, net of share issue costs	9	-	-	-	70,654
Net cash from financing activities		31	2,874	214	75,192

EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		201	(133)	407	165

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(3,374)	(422)	38,291	(44,988)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		125,012	30,858	83,347	75,424
CASH AND CASH EQUIVALENTS, END OF PERIOD		$121,638	$30,436	$121,638	$30,436

See accompanying notes to the condensed interim consolidated financial statements

5

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2017
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

1.     NATURE OF OPERATIONS

MAG Silver Corp. (the “Company” or “MAG”) was incorporated on April 21, 1999 under the Company Act of the Province of British Columbia and its shares were listed on the TSX Venture Exchange on April 21, 2000 and subsequently moved to a TSX listing on October 5, 2007.

The Company is an exploration and development company working on mineral properties that it has a direct or indirect interest in, that have either been staked or acquired by way of option agreement. The Company has not yet determined whether these mineral properties contain any economically recoverable ore reserves. The Company defers all acquisition, exploration and development costs related to the properties on which it is conducting exploration. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the interests, and future profitable production, or alternatively, upon the Company’s ability to dispose of its interests on a profitable basis.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Address of registered offices of the Company:

2600 – 595 Burrard Street

Vancouver, British Columbia,

Canada V7X 1L3

Head office and principal place of business:

770 – 800 West Pender Street

Vancouver, British Columbia,

Canada V6C 2V6

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

These condensed interim consolidated financial statements (“Interim Financial Statements) are prepared under International Accounting Standards 34 Interim Financial Reporting (“IAS 34”) in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required for full annual IFRS financial statements and therefore should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2016.

The accounting policies set out below have been applied consistently by the Company and its subsidiaries to all periods presented herein.

These Interim Financial Statements have been prepared on a historical cost basis except for the revaluation of certain financial instruments, which are stated at their fair value.

6

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2017
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

These Interim Financial Statements were authorized for issuance by the Board of Directors of the Company on November 9, 2017.

(a)     Basis of consolidation

These Interim Financial Statements include the accounts of the Company and its controlled subsidiaries. Control exists when the Company has power over the investee, is exposed or has rights to variable returns from its involvement with the investee, and has the ability to use its power over the investee to affect the amount of the investor’s returns. Subsidiaries are included in the consolidated financial results of the Company from the effective date that control is obtained up to the effective date of disposal or loss of control. The principal wholly-owned subsidiaries as at September 30, 2017 are Minera Los Lagartos, S.A. de C.V., Minera Pozo Seco S.A. de C.V., and Minera Sierra Vieja S.A. de C.V. All intercompany balances, transactions, revenues and expenses have been eliminated upon consolidation.

These Interim Financial Statements also include the Company’s 44% interest in the Juanicipio Joint Venture (Note 7), an associate (Note 2(b)) accounted for using the equity method.

Where necessary, adjustments have been made to the financial statements of the Company’s subsidiaries and associates prior to consolidation, to conform the significant accounting policies used in their preparation to those used by the Company.

(b)     Investments in Associates

The Company conducts a portion of its business through an equity interest in associates. An associate is an entity over which the Company has significant influence, and is neither a subsidiary nor a joint arrangement, and includes the Company’s 44% interest in Minera Juanicipio S.A. de C.V., a Mexican incorporated joint venture company. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of earnings and losses of the associate and for impairment losses after the initial recognition date. The Company's share of earnings and losses of associates are recognized in profit or loss during the period. Distributions received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment.

Impairment

At the end of each reporting period, the Company assesses whether there is any evidence that an investment in associate is impaired. The Company has performed an assessment for impairment indicators of its investment in associate as of September 30, 2017, and noted no impairment indicators. This assessment is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved, and an assessment of the likely results to be achieved from performance of further exploration by the associate. When there is evidence that an investment in associate is impaired, the carrying amount of such investment is compared to its recoverable amount. If the recoverable amount of an investment in associate is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period of impairment. When an impairment loss reverses in a subsequent period, the carrying amount of the investment in associate is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net earnings in the period the reversal occurs.

7

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2017
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

(c)     Significant Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Significant estimates used in preparation of these financial statements include estimates of the net realizable value and any impairment of exploration and evaluation assets and of investment in associates, recoveries of receivable balances, estimates of fair value of financial instruments where a quoted market price or secondary market for the instrument does not exist, provisions including closure and reclamation, share based payment expense, and income tax provisions. Actual results may differ from those estimated. Further details of the nature of these estimates may be found in the relevant notes to the consolidated statements.

(d)     Critical judgments

The Company reviews and assesses the carrying amount of exploration and evaluation assets, and its investment in associates for impairment when facts or circumstances suggest that the carrying amount is not recoverable. Assessing the recoverability of these amounts requires considerable professional technical judgement, and is made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration (see Notes 2(b) and 2(g)).

(e)     Financial instruments

Measurement – initial recognition

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. All financial instruments are measured at fair value on initial recognition plus attributable transaction costs, except for financial assets and financial liabilities classified as fair value through profit and loss (“FVTPL”). The directly attributable transactions costs of financial assets and liabilities classified as FVTPL are expensed in the period in which they are incurred.

Classification and measurement – subsequent to initial recognition

The Company classifies financial instruments as either held-to-maturity, available-for-sale, FVTPL, loans and receivables, or other financial liabilities. Financial assets held to maturity, loans and receivables and other financial liabilities, are subsequently measured at amortized cost.  Instruments classified as FVTPL are measured at fair value with changes in fair values recognized in profit or loss. Available-for-sale instruments are measured at fair value with mark-to-market gains and losses recognized in other comprehensive income (“OCI”).

8

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2017
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

The Company has designated its cash and cash equivalent with original maturities less than 90 days, as FVTPL, which is measured at fair value. Term deposits with original maturities in excess of 90 days and accounts receivable are classified as loans and receivables, which are measured at amortized cost. Trade and other payables are classified as other liabilities, which are measured at amortized cost.

Investment in securities such as warrants, that meet the definition of a derivative are classified as FVTPL and are measured at fair value with unrealized gains and losses recognized in profit or loss. Warrants listed on a recognized exchange are valued at the latest available close. Warrants not listed on a recognized exchange, but where a secondary market exists, are valued at independent broker prices (if available) traded within that secondary market. If no secondary market exists, the warrants are valued using the Black Scholes option pricing model. All of the Company’s investment in securities have been designated as available-for-sale, and are reported at fair value. Other comprehensive income includes the gains and losses from available-for-sale securities which are not included in profit or loss until realized, and currency translation adjustments on its net investment in foreign operations.

Impairment

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets are impaired. Financial assets are considered impaired if objective evidence indicates that a change in the market, economic or legal environment in which the Company invested has had a negative effect on the estimated future cash flows of that asset.

For available-for-sale financial assets, a significant or prolonged decline in fair value is evidence that the asset may be impaired. If such evidence exists, the cumulative loss that has been recognized in accumulated other comprehensive income (loss) is removed and recognized as an impairment of investment in the consolidated statement of loss. The Company evaluates whether a decline in value is significant or prolonged through analysis of the facts and circumstances of the financial assets, the market price of the actively traded securities, the severity of the loss, the financial position and near-term prospects of the investment, length of time the fair value has been below costs, evidence that the carrying amount is recoverable within a reasonable period of time, management’s intent and ability to hold the financial assets for a period of time sufficient to allow for any anticipated recovery of fair value and management’s market view and outlook. If the value of the previously impaired available-for-sale asset subsequently recovers, additional unrealized gains are recorded in other comprehensive income (loss) and the previously recognized impairment is not reversed.

For financial assets measured at amortized cost, an impairment loss recognized in profit or loss is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Any reversal of impairment is recognized in profit or loss.

9

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2017
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

(f)     Cash, cash equivalents and term deposits

Cash and cash equivalents include cash on hand, bank deposits, and term deposits with original maturities of three months or less.

Term deposits are comprised of bank term deposits with an original term to maturity in excess of three months from date of acquisition.

(g)     Exploration and evaluation assets

The Company is in the exploration stage with respect to its activities and accordingly follows the practice of capitalizing all costs relating to the acquisition, exploration and evaluation of its mining rights and crediting all revenues received against the cost of the related interests. Option payments made by the Company are capitalized until the decision to exercise the option is made. If the option agreement is to exercise a purchase option in an underlying mineral property, the costs are capitalized and accounted for as an exploration and evaluation asset. At such time as commercial production commences, the capitalized costs will be depleted on a units-of-production method based on proven and probable reserves. If a mineable ore body is discovered, exploration and evaluation costs are reclassified to mining properties. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

Exploration and evaluation expenditures include acquisition costs of rights to explore; topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching and sampling; all costs incurred to obtain permits and other licenses required to conduct such activities, including legal, community, strategic and consulting fees; and activities involved in evaluating the technical feasibility and commercial viability of extracting mineral resources. This includes the costs incurred in determining the most appropriate mining/processing methods and developing feasibility studies.

Impairment

Management reviews the carrying amount of exploration and evaluation assets for impairment when facts or circumstances suggest that the carrying amount is not recoverable. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration. When the results of this review indicate that indicators of impairment exist, the Company estimates the recoverable amount of the deferred exploration costs and related mining rights by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of the rights. When the carrying amounts of exploration and evaluation assets are estimated to exceed their recoverable amounts, an impairment loss is recorded in the statement of loss. The cash-generating unit for assessing impairment is a geographic region and shall be no larger than the operating segment. If conditions that gave rise to the impairment no longer exist, a reversal of impairment may be recognized in a subsequent period, with the carrying amount of the exploration and evaluation asset increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in profit or loss in the period the reversal occurs.

10

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2017
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

(h)     Equipment

Equipment is recorded at cost less accumulated amortization and impairment losses if any, and is amortized at the following annual rates:

Computer equipment	30% declining balance
Field and office equipment	30% declining balance
Leasehold improvements	straight line over lease term

When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment, and depreciated over their respective useful lives.

(i)     Income taxes

Deferred income taxes relate to the expected future tax consequences of unused tax losses and unused tax credits and differences between the carrying amount of statement of financial position items and their corresponding tax values. Deferred tax assets, if any, are recognized only to the extent that, in the opinion of management, it is probable that sufficient future taxable profit will be available to recover the asset. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of substantive enactment.

(j)     Provisions

Provisions are liabilities that are uncertain in timing or amount. The Company records a provision when and only when:

(i) The Company has a present obligation (legal or constructive) as a result of a past event;

(ii) It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

(iii) A reliable estimate can be made of the amount of the obligation.

Constructive obligations are obligations that derive from the Company’s actions where:

(i) By an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and

(ii) As a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

Provisions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized. Where discounting has been used, the carrying amount of a provision increases in each period to reflect the passage of time. This increase (accretion expense) is included in profit or loss for the period.

11

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2017
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

Closure and reclamation

The Company records a provision for the present value of the estimated closure obligations, including reclamation costs, when the obligation (legal or constructive) is incurred, with a corresponding increase in the carrying value of the related assets. The carrying value is amortized over the life of the mining asset on a units-of-production basis commencing with initial commercialization of the asset. The liability is accreted to the actual liability on settlement through charges each period to profit or loss.

The provision for closure and reclamation is reviewed at the end of each reporting period for changes in estimates and circumstances. There was no provision recorded by the Company for closure and reclamation as at September 30, 2017 or December 31, 2016.

The operating company of the Company’s investment in associate, Minera Juanicipio, S.A. de C.V., recorded a provision for reclamation and remediation costs of $376 and capitalized a corresponding asset as at September 30, 2017 (Dec. 31, 2016: $313) (see Note 7).

(k)    Functional currency and presentation currency

The functional currency of the parent and the functional currency of its Mexican subsidiaries and investment in associate is the United States dollar (“US$”).

Each entity within the Company determines its own functional currency, and the items included in the financial statements of each entity are measured using that functional currency. The functional currency determination involves certain judgments in evaluating the primary economic environment, and the Company reconsiders the functional currencies of each entity if there is a change in the underlying transactions, events and conditions which determine the primary economic environment.

The Company’s reporting and presentation currency is the US$.

(l)     Foreign currency transactions

Transactions incurred in currencies other than the Company’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each statement of financial position date, monetary assets and liabilities are translated using the period end foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. Non-monetary assets and liabilities that are stated at fair value are translated using the rate on the date that the fair value was determined. All gains and losses on translation of these foreign currency transactions are included in profit or loss.

(m)    Loss per common share

Basic loss per share is based on the weighted average number of common shares outstanding during the period.

12

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2017
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

Diluted loss per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of the incremental common shares upon the assumed exercise of stock options and warrants, and upon the assumed conversion of deferred share units and units issued under the Company’s share unit plan, to the extent their inclusion is not anti-dilutive.

As at September 30, 2017, the Company had 2,731,065 (September 30, 2016: 2,571,725) common share equivalents consisting of common shares issuable upon the exercise of outstanding exercisable stock options, restricted and performance share units, and deferred share units.  These common share equivalents were not included for the purpose of calculating diluted loss per share as their effect would be anti-dilutive.

(n)    Share based payments

The fair value of equity-settled share-based payment awards are estimated as of the date of the grant and recorded as share-based payment expense in the consolidated statements of loss over their vesting periods, with a corresponding increase in equity. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met. Market price performance conditions are included in the fair value estimate on the grant date with no subsequent adjustment to the actual number of awards that vest. Forfeiture rates are estimated on grant date, and adjusted annually for actual forfeitures in the period. Changes to the estimated number of awards that will eventually vest are accounted for prospectively. Share based payment awards with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.

The fair value of stock options is estimated using the Black-Scholes-Merton option valuation model. The fair value of restricted and deferred share units, is based on the fair market value of a common share equivalent on the date of grant. The fair value of performance share units awarded with market price conditions is determined using the Monte Carlo pricing model and the fair value of performance share units with non-market performance conditions is based on the fair market value of a common share equivalent on the date of grant.

(o)    Changes in Accounting Standards

(i)      Adoption of new and amended IFRS pronouncements

Certain pronouncements were issued by the IASB that are mandatory for accounting periods after December 31, 2016. Pronouncements that are not applicable to the Company have been excluded from those described below. The following new standards have been adopted effective January 1, 2017:

IAS 7 Statements of cash flows. As of January 1, 2017, the Company adopted the amendments within IAS 7 which require disclosure of information enabling users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. The adoption of the amendments to IAS 7 did not have a significant impact on the Company's unaudited condensed interim consolidated financial statements.

13

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2017
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

IAS 12 Income taxes. Beginning January 1, 2017, the Company adopted the amendments to IAS 12 which provide clarification on the requirements to the recognition of deferred tax assets for unrealized losses on debt instruments measured at fair value. The adoption of the amendments to IAS 12 did not have a significant impact on the Company's unaudited condensed interim consolidated financial statements.

(ii)     Recent accounting pronouncements

The Company has reviewed new accounting pronouncements that have been issued but are not yet effective at September 30, 2017. These include:

IFRS 2 Share-based payments. In June 2016, the IASB issued amendments to IFRS 2 Share-based Payment to address certain issues related to the accounting for cash settled awards and the accounting for equity settled awards that include ‘net settlement feature’ in respect of employee withholding taxes. The amendments apply for annual periods on or after January 1, 2018 with early adoption permitted. The Company will adopt this standard on the effective date. The Company is currently evaluating the impact of adopting the amendments on the consolidated financial statements; however, the amendments are not expected to have a significant impact on the Company's consolidated financial statements.

IFRS 9 Financial Instruments. In July 2014, the IASB issued the final version of IFRS 9 which replaced IAS 39 Financial Instruments: Recognition and Measurement. The new standard replaces the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value. The standard is effective for annual periods beginning on or after of January 1, 2018, with early adoption permitted. The Company will adopt this standard on the effective date. The Company is currently evaluating the impact of adopting the amendments on the consolidated financial statements; however, the amendments are not expected to have a significant impact on the Company's consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers. The final standard on revenue from contracts with customers was issued on May 8, 2014. In July 2015, the IASB determined that the revised effective date for IFRS 15 would be for annual reporting periods beginning on or after January 1, 2018, with earlier application permitted. Entities have the full option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company’s only source of revenue in the current and prior periods is interest income from high interest savings accounts and term deposits, but the Company is currently evaluating the impact this standard may have on its consolidated financial statements once revenue from contracts with customers is generated.

IFRS 16 Leases. In January 2016, the IASB published a new accounting standard, IFRS 16 – Leases (IFRS 16) which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company will adopt this standard on the effective date, and is currently evaluating the impact this standard may have on its consolidated financial statements.

14

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2017
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

IFRIC 22 Foreign currency transactions and advance consideration. In December 2016, the IASB issued IFRS interpretation, IFRIC 22 which clarifies the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income, when a related non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency is derecognized. The standard is effective for annual periods beginning on or after January 1, 2018 with early application permitted. The Company will adopt this standard on the effective date. The Company is currently evaluating the impact of adopting the amendments on the consolidated financial statements; however, the amendments are not expected to have a significant impact on the Company's consolidated financial statements.

3.     CASH AND CASH EQUIVALENTS AND TERM DEPOSITS

The Company’s cash and cash equivalents include cash on hand, bank deposits and term deposits with original maturities of three months or less, as follows:

	Interest	September 30,	December 31,
	Rate	2017	2016
Cash at bank and on hand	1.28-1.45%	$24,138	$33,347
Term deposit (less than 90 days)	1.57-1.60%	97,500	50,000
Cash and cash equivalents		$121,638	$83,347

Term deposits classified as ‘cash equivalents’ are comprised of non-redeemable bank term deposits with a term to maturity of less than three months from date of acquisition.

	Interest	September 30,	December 31,
	Rate	2017	2016
Term deposits	-	$-	$55,000

Term deposits not classified as ‘cash equivalents’ are comprised of non-redeemable bank term deposits with a term to maturity in excess of three months from date of acquisition.

15

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2017
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

4.      ACCOUNTS RECEIVABLE

	September 30,	December 31,
	2017	2016
Goods and services tax ("GST") recoverable	$29	$19
Mexican value added tax ("IVA") recoverable	68	37
Interest receivable	110	572
	$207	$628

5.      INVESTMENTS

The Company holds investments as follows:

	September 30,	December 31,
	2017	2016

Available-for-sale securities	$2,253	$550
Fair value through profit or loss - warrants	667	168
	$2,920	$718

During the three and nine months ended September 30, 2017, the Company recorded an unrealized gain of $345 and $449 respectively in the statement of loss, on warrants held and designated as fair value through profit and loss (September 30, 2016: nil and nil).

During the three and nine months ended September 30, 2017, the Company recorded an unrealized gain of $563 and $829, net of nil tax, in other comprehensive income (loss) (September 30, 2016: $2 and $1,114 respectively) on investments designated as available-for-sale instruments. The following table summarizes the movements in available-for-sale securities:

	September 30,	December 31,
	2017	2016
Available-for-sale securities, beginning of period	$550	$279
Purchase of available-for-securities	874	442
Unrealized gain for the period	829	1,198
Sale of available-for-sale securities	-	(1,369)
Available-for-sale securities, end of period	$2,253	$550

16

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2017
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

6.      EQUIPMENT

Cost	Computer equipment	Field & Office equipment	Leasehold improvements	Total
Balance, January 1, 2016	$252	$163	$7	$422
Additions	39	-	-	39
Balance, December 31, 2016	$291	$163	$7	$461
Additions	2	11	-	13
Balance, September 30, 2017	$293	$174	$7	$474

Accumulated depreciation	Computer equipment	Field & Office equipment	Leasehold improvements	Total
Balance as at January 1, 2016	$226	$151	$7	$384
Amortization	19	4	-	23
Balance, December 31, 2016	$245	$155	$7	$407
Amortization	11	4	-	15
Balance, September 30, 2017	$256	$159	$7	$422

Carrying amounts	Computer equipment	Field & Office equipment	Leasehold improvements	Total
At December 31, 2016	$46	$8	$-	$54
At September 30, 2017	$37	$15	$-	$52

7.      INVESTMENT IN ASSOCIATE (“MINERA JUANICIPIO S.A. DE C.V.”)

The Company acquired a 100% interest in the Juanicipio property effective July 16, 2003. Pursuant to an agreement effective July 1, 2005 (the “Agreement”) with Industrias Peñoles, S.A. de C.V. (“Peñoles”), the Company granted Peñoles or any of its subsidiaries an option to earn a 56% interest in the Juanicipio Property in Mexico in consideration for Peñoles conducting $5,000 of exploration on the property over four years and Peñoles purchasing $1,000 of common shares of the Company in two tranches for $500 each.

In mid 2007, Peñoles met all of the earn-in requirements of the Agreement. In December 2007, the Company and Peñoles created an operating company named Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”) for the purpose of holding and operating the Juanicipio Property. In 2008, MAG was notified that Peñoles had transferred its 56% interest of Minera Juanicipio to Fresnillo plc (“Fresnillo”) pursuant to a statutory merger. Minera Juanicipio is held 56% by Fresnillo and 44% by the Company. Fresnillo is the operator of Minera Juanicipio, and with its affiliates, beneficially owns 12% of the common shares of the Company as at September 30, 2017, as publicly reported. In December 2007, all mineral rights and surface rights relating to the Juanicipio project held by the Company and Peñoles, respectively, were ceded into Minera Juanicipio. Minera Juanicipio is currently governed by a shareholders agreement. All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio, and if either party does not fund pro-rata, their ownership interest will be diluted in accordance with the Minera Juanicipio shareholders agreement.

17

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2017
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

The Company has recorded its investment in Minera Juanicipio using the equity basis of accounting. The cost of the investment includes the carrying value of the deferred exploration and mineral and surface rights costs incurred by the Company on the Juanicipio Property and contributed to Minera Juanicipio plus the required net cash investment to establish and maintain its 44% interest.

The Company’s investment relating to its interest in the Juanicipio property and Minera Juanicipio is detailed as follows:

	September 30,	December 31,
	2017	2016
Joint venture oversight expenditures incurred 100% by MAG	$633	$262
Cash contributions to Minera Juanicipio (1)	11,880	7,137
Total for the current period	12,513	7,399
Equity pick up of current income (loss) for the period (2)	855	(1,327)
Balance, beginning of period	37,312	31,240
Balance, end of period	$50,680	$37,312

(1) Represents the Company's 44% share of Minera Juanicipio cash contributions for the period.

(2) Represents the Company's 44% share of Minera Juanicipio's income (loss) for the period, as determined by the Company

18

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2017
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

Summary of financial information of Minera Juanicipio (on a 100% basis reflecting adjustments made by the Company, including adjustments for differences in accounting policies):

	September 30,	December 31,
	2017	2016

Cash	$4,962	$3,573
IVA and other receivables	2,600	842
Prepaids	93	-
Total current assets	7,655	4,415
Minerals, surface rights, exploration & development expenditures	106,493	82,017
Total assets	$114,148	$86,432

Payables to Peñoles and other vendors	$876	$348
Total current liabilities	876	348
Provision for reclamation and remediation costs	376	313
Deferred income tax liability	6,107	7,926
Total liabilities and equity	7,359	8,587
Shareholders equity	106,789	77,845
Total liabilities and equity	$114,148	$86,432

	September 30,	December 31,
	2016	2016

Deferred income tax recovery (expense)	$1,819	$(2,134)
Exchange gain (loss)	125	(881)

Net income (loss )	$1,944	$(3,015)

MAG's 44% equity pick up	$855	$(1,327)

Evaluation and exploration expenditures and initial development expenditures, capitalized directly by Minera Juanicipio for the nine months ended September 30, 2017 amounted to $24,540 (September 30, 2016: $9,879).

There are no direct operating expenses or income in Minera Juanicipio, as all mineral, surface rights, and exploration and development expenditures are capitalized.

19

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2017
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

8.       EXPLORATION AND EVALUATION ASSETS

The Company entered into an earn in option agreement with a private group whereby the Company can earn up to a 100% interest in a prospective land claim package. The Company paid $75 upon signing the agreement. To earn 100% interest in the property, the Company must make combined additional cash payments of $425 over the second, third, fourth and fifth anniversaries of the agreement, and fund an aggregate of $2,925 in exploration expenditures over a five-year period through May 2022. The Company has incurred the following exploration and evaluation expenditures on the property to September 30, 2017 (December 31, 2016 – Nil):

Exploration and evaluation assets
Acquisition costs of mineral and surface rights	$75
Assays	38
Camp and site costs	96
Geological and geophysical	496
Land taxes and gov't fees	55
Legal, community and other consultation costs	40
Balance, September 30, 2017 (December 31, 2016 - Nil)	$800

The Company holds various mineral property claims in Mexico upon which full impairments have been previously recognized in prior years. Expenditures to maintain such claims, and in the case of Cinco de Mayo, to potentially restore surface access, are not capitalized as exploration and evaluation assets. Rather they are expensed as part of ‘mining concession taxes and other property costs’ on the statement of loss and comprehensive loss.

9.      SHARE CAPITAL

(a)     Issue and outstanding

The Company is authorized to issue an unlimited number of common shares without par value.

At September 30, 2017, there were 80,796,899 shares outstanding (September 30, 2016: 80,647,412).

On March 1, 2016, the Company closed a bought deal public offering of 8,905,000 common shares at $7.30 per share, for gross proceeds of $65,006. On March 4, 2016, the over-allotment option granted to the underwriters to purchase up to an additional 1,335,750 common shares was exercised in full for additional gross proceeds of $9,751 for total gross proceeds of $74,757. The Company paid a commission to the underwriters of $3,497 and legal and filing costs totaled an additional $606 resulting in net proceeds of $70,654.

During the nine months ended September 30, 2017, 30,400 stock options were exercised for cash proceeds of $214. An additional 125,000 stock options were exercised under a less dilutive cashless exercise provision of the plan, whereby 62,295 shares were issued in settlement of the stock options, and the remaining 62,705 options were cancelled.

During the year ended December 31, 2016, 691,705 stock options were exercised for cash proceeds of $4,659. An additional 1,125,001 stock options were exercised under a less dilutive cashless exercise provision of the plan, whereby 325,671 shares were issued in settlement of the stock options, and the remaining 799,330 options were cancelled.

20

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2017
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

(b)     Stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with officers, employees, and directors. On June 15, 2017, the Shareholders re-approved the Company’s rolling Stock Option Plan (the “Plan”). The maximum number of common shares that may be issuable under the Plan is set at 5% of the number of issued and outstanding common shares on a non-diluted basis at any time, provided that the number of common shares issued or issuable under the combined Plan and Share Unit Plan (Note 9(c)) shall not exceed 5% of the issued and outstanding common shares of the Company on a non-diluted basis. Options granted under the Plan have a maximum term of 5 years. As at September 30, 2017, there were 1,523,772 stock options outstanding under the Plan and 575,000 inducement options outstanding outside of the Plan.

Stock option grants are recommended for approval to the Board of Directors by the Compensation Committee consisting of three independent members of the Board of Directors. At the time of a stock option grant, the exercise price of each option is set and in accordance with the Plan, cannot be lower than the market value of the common shares at the date of grant.

The following table summarizes the Company’s option activity for the period:

		Weighted		Weighted
	Period ended	average	Year ended	average
	September 30,	exercise price	December 31,	exercise price
	2017	(C$/option)	2016	(C$/option)

Balance outstanding, beginning of period	2,254,172	$8.71	3,843,105	$8.71
Granted	-	-	227,773	17.55
Exercised for cash	(30,400)	9.34	(691,705)	8.79
Exercised cashless	(125,000)	9.15	(1,125,001)	10.46

Balance outstanding, end of period	2,098,772	$8.67	2,254,172	$8.71

During the nine months ended September 30, 2017, no stock options were granted (September 30, 2016: nil).

During the nine months ended September 30, 2017, 155,400 stock options were exercised (September 30, 2016: 1,795,606), with a weighted average market share price at the date of exercise of C$18.05 (September 30, 2016: C$16.27).

21

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2017
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

The following table summarizes the Company’s stock options outstanding and exercisable as at September 30, 2017:

	Exercise price	Number	Number	Weighted average remaining
	($C/option)	outstanding	exercisable	contractual life (years)
(1)	5.35	500,000	500,000	1.04
	5.86	455,000	455,000	0.71
	9.16	21,666	21,666	2.95
	9.28	368,333	248,333	3.18
(1)	9.61	75,000	75,000	0.42
	10.02	187,500	187,500	2.73
	10.04	263,500	263,500	1.75
	17.55	227,773	-	4.18
	C$5.35 - C$17.55	2,098,772	1,750,999	1.92

(1) Inducement options issued outside the Company's Plan as an incentive to attract senior officers for employment.

During the nine months ended September 30, 2017, the Company recorded share based payment expense of $659 (September 30, 2016: $625) relating to stock options vested to employees and consultants in the period.

(c)     Restricted and performance share units

On June 15, 2017, the Shareholders re-approved a share unit plan (the “Share Unit Plan”) for the benefit of the Company’s officers, employees and consultants. The Share Unit Plan provides for the issuance of common shares from treasury, in the form of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”). The maximum number of common shares that may be issuable under the Share Unit Plan is set at 1.5% of the number of issued and outstanding common shares on a non-diluted basis, provided that the number of common shares issued or issuable under the combined Share Unit Plan and Stock Option Plan (Note 9(b)) shall not exceed 5% of the issued and outstanding common shares on a non-diluted basis. RSUs and PSUs granted under the Share Unit Plan have a term of 5 years, unless otherwise specified by the Board.

Under the Share Unit Plan, each RSU and PSU entitle participants to receive one common share of the Company subject to vesting criteria, and in the case of PSUs, performance criteria. During the nine months ended September 30, 2017, no RSUs or PSUs were granted (September 30, 2016: nil and nil respectively). As at September 30, 2017, there were 46,520 RSUs and 140,203 PSUs issued and outstanding under the Share Unit Plan, of which 46,520 RSUs and 30,169 PSUs have vested and are convertible into common shares of the Company. Included in the PSUs as at September 30, 2017, are 69,085 PSUs which vest on December 6, 2019, with the number of PSUs vesting subject to a market price performance factor measured over a three-year performance period from the date of grant. The resulting PSU payout range for these 69,085 PSUs is from 0% (nil PSUs) to 200% (138,170 PSUs), based on the Company’s market price performance relative to a specified peer group of companies.

In the nine months ended at September 30, 2017, no RSUs or PSUs (September 30, 2016: nil and nil respectively) were converted and settled in common shares. In the nine months ended September 30, 2017, the Company recognized a share-based payment expense of $298 (September 30, 2016: $441) relating to RSUs and PSUs vesting in the period.

22

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2017
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

(d)     Deferred share units

On September 15, 2017, the Shareholders re-approved a Deferred Share Unit Plan (the “DSU Plan”) for the benefit of the Company’s non-executive directors. The DSU Plan provides for the issuance of common shares from treasury, in the form of Deferred Share Units (“DSUs”). Directors may also elect to receive all or a portion of their annual retainer and meeting fees in the form of DSUs. DSUs may be settled in cash or in common shares issued from treasury, as determined by the Board at the time of the grant. The maximum number of common shares that may be issuable under the DSU Plan is set at 1.0% of the number of issued and outstanding common shares on a non-diluted basis.

During the nine months ended September 30, 2017, 66,325 DSUs were granted under the plan (September 30, 2016: 63,287). In addition, 5,940 DSUs (September 30, 2016: 7,068) were granted to directors who elected to receive their retainer and meeting fees for the period in the form of DSUs rather than cash. A DSU share-based payment expense of $917 (September 30, 2016: $930) was recognized in the nine months ended September 30, 2017. Under the DSU plan, no common shares are to be issued, or cash payments made to, or in respect of a participant in the DSU Plan prior to such eligible participant’s termination date.

As at September 30, 2017, there are 445,570 DSUs issued and outstanding under the DSU Plan, all of which have vested.

As at September 30, 2017, there are 2,156,065 common shares issuable under the combined share compensation arrangements referred to above (the Plan, the Share Unit Plan and the DSU Plan) representing 2.67% of the issued and outstanding common shares on a non-diluted basis, and there are 2,691,749 share based awards available for grant under these combined share compensation arrangements.

10.    Capital risk management

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of its equity (comprising of share capital, equity reserve, accumulated other comprehensive income and deficit), net of cash, cash equivalents and term deposits.

Capital as defined above is summarized in the following table:

	September 30,	December 31,
	2017	2016
Equity	$176,415	$175,918
Cash, cash equivalents and term deposits	(121,638)	(138,347)
	$54,777	$37,571

23

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2017
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company does not pay out dividends.

As at September 30, 2017, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements.

The Company currently has sufficient working capital ($124,883 as at September 30, 2017) to maintain all of its properties and currently planned programs for a period in excess of the next year. In management’s opinion, the Company is able to meet its ongoing current obligations as they become due. However, the Company may require additional capital in the future to meet its project related expenditures (see Note 15), as the Company is currently not generating cash flow from operations, and it may not therefore generate sufficient operating cash flows to meet all of its future expenditure requirements. Future liquidity may depend upon the Company’s ability to arrange additional debt or equity financing, as the Company relies on equity financings to fund its exploration and corporate activities.

11.     Financial risk management

The Company’s operations consist of the acquisition, exploration and development of projects in the Mexican silver belt. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a)    Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i)       Trade credit risk

The Company is in the exploration stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant trade credit risk and overall the Company’s credit risk has not changed significantly from December 31, 2016.

24

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2017
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

(ii)       Cash

In order to manage credit and liquidity risk the Company’s policy is to invest only in highly rated investment grade instruments backed by Canadian commercial banks.

(iii)        Mexican value added tax

As at September 30, 2017, the Company had a receivable of $68 from the Mexican government for value added tax (Note 4). Management expects the balance to be fully recoverable within the year.

The Company’s maximum exposure to credit risk is the carrying value of its cash and term deposits, and accounts receivable, as follows:

	September 30,	December 31,
	2017	2016
Cash and cash equivalents	$121,638	$83,347
Term deposits	-	55,000
Accounts receivable (Note 4)	207	628
	$121,845	$138,975

(b)     Liquidity risk

The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements, its exploration and development plans, and its various optional property and other commitments (see Notes 7 and 15). The annual budget is approved by the Board of Directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements.

The Company's overall liquidity risk has not changed significantly from December 31, 2016.

(c)    Currency risk

The Company is exposed to the financial risks related to the fluctuation of foreign exchange rates, both in the Mexican Peso and Canadian dollar, relative to the US$. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates. The Company is also exposed to inflation risk in Mexico.

25

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2017
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

Exposure to currency risk

As at September 30, 2017, the Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable entity:

September 30, 2017 (in US$ equivalent)	Mexican peso	Canadian dollar

Cash	$27	$4,518
Accounts receivable	68	33
Prepaid	6	-
Investments	-	2,920
Accounts payable	(72)	(199)
Net assets exposure	$29	$7,272

Mexican Peso relative to the US$

Although the majority of operating expenses in Mexico are both determined and denominated in US$, an appreciation in the Mexican Peso relative to the US$ will slightly increase the Company’s cost of operations in Mexico related to those operating costs denominated and determined in Mexican pesos. Alternatively, a depreciation in the Mexican peso relative to the US$ will decrease the Company’s cost of operations in Mexico related to those operating costs denominated and determined in Mexican pesos.

An appreciation/depreciation in the Mexican peso against the US$ will also result in a gain/loss to the extent that the Company holds net monetary assets (liabilities) in Pesos. Specifically, the Company's foreign currency exposure is comprised of peso denominated cash, prepayments and value added taxes receivable, net of trade and other payables. The carrying amount of the Company’s net peso denominated monetary assets at September 30, 2017 is 527 pesos (September 30, 2016: 2,397 net pesos). A 10% appreciation in the peso against the US$ would result in gain at September 30, 2017 of $3 (September 30, 2016: $12), while a 10% depreciation in the peso relative to the US$ would result in an equivalent gain.

C$ relative to the US$

The Company is exposed to gains and losses from fluctuations in the C$ relative to the US$.

As general and administrative overheads in Canada are denominated in C$, an appreciation in the C$ relative to the US$ will increase the Company’s overhead costs as reported in US$. Alternatively, a depreciation in the C$ relative to the US$ will decrease the Company’s overhead costs as reported in US$.

An appreciation/depreciation in the C$ against the US$ will result in a gain/loss to the extent that MAG, the parent entity, holds net monetary assets (liabilities) in C$. The carrying amount of the Company’s net Canadian denominated monetary assets at September 30, 2017 is C$9,075 (September 30, 2016: C$13,114). A 10% appreciation in the C$ against the US$ would result in gain at September 30, 2017 of $727 (September 30, 2016: $1,000) while a 10% depreciation in the C$ relative to the US$ would result in an equivalent loss.

26

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2017
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

(d)     Interest rate risk

The Company’s interest revenue earned on cash is exposed to interest rate risk. A decrease in interest rates would result in lower relative interest income and an increase in interest rates would result in higher relative interest income.

12.    FINANCIAL INSTRUMENTS AND FAIR VALUE DISCLOSURES

The Company’s financial instruments include cash and cash equivalents, accounts receivable, investments, and trade and other payables. The carrying values of cash and cash equivalents, accounts receivable, and trade and other payables reported in the consolidated statement of financial position approximate their respective fair values due to the relatively short-term nature of these instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value as described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: Observable inputs other than quoted prices in Level 1 such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. The Company’s financial assets and liabilities are categorized as follows:

	Nine months ended, September 30, 2017
	FVTPL	Available for sale	Loans and receivables	Other liabilities	Total
Financial assets
Cash and cash equivalents	$121,638	$-	$-	$-	$121,638
Accounts receivables (Note 4)	-	-	207	-	207
Investments (Note 5)	667	2,253	-	-	2,920
Financial liabilities
Trade and other payables	-	-	-	421	421

27

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2017
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

	Year ended December 31, 2016
	FVTPL	Available for sale	Loans and receivables	Other liabilities	Total
Financial assets
Cash and cash equivalents	$83,347	$-	$-	$-	$83,347
Term deposits	-	-	55,000	-	55,000
Accounts receivables (Note 4)	-	-	628	-	628
Investments (Note 5)	168	550	-	-	718
Financial liabilities
Trade and other payables	-	-	-	733	733

The Company’s financial assets or liabilities as measured in accordance with the fair value hierarchy described above are:

	Nine months ended, September 30, 2017
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$121,638	$-	$-	$121,638
Investments (Note 5)(1)	19	2,901	-	2,920
	$121,657	$2,901	$-	$124,558

	Year ended December 31, 2016
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$83,347	$-	$-	$83,347
Term deposits	55,000	-	-	55,000
Investments (Note 5)(1)	15	703	-	718
	$138,362	$703	$-	$139,065

(1) The fair value of available-for-sale securities quoted in active markets, is determined based on a market approach reflecting the closing price of each particular security as at the statement of financial position date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy. The fair values of available-for-sale securities and warrants that are not quoted in active markets are valued based on quoted prices of similar instruments in active markets or using valuation techniques where all inputs are directly or indirectly observable from market data and are classified within Level 2 of the fair value hierarchy.

There were no transfers between levels 1, 2 and 3 during the nine months ended September 30, 2017 or during year ended December 31, 2016.

28

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2017
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

13.    SEGMENTED INFORMATION

The Company operates in one operating segment, being the exploration of mineral properties in Mexico. Substantially all of the Company’s long term assets are located in Mexico and the Company’s executive and head office is located in Canada.

14.    RELATED PARTY TRANSACTIONS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”). Dr. Peter Megaw, the Company’s Chief Exploration Officer, is a principal of both IMDEX and Cascabel, and is remunerated by the Company through fees to IMDEX. In addition to corporate executive responsibilities with MAG, Dr. Megaw is responsible for the planning, execution and assessment of the Company’s exploration programs, and he and his team developed the geologic concepts and directed the acquisition of the Juanicipio Project.

During the period, the Company incurred expenses with Cascabel and IMDEX as follows:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016

Fees related to Dr. Megaw:
Exploration and marketing services	$61	$59	$194	$193
Travel and expenses	16	9	69	53
Other fees to Cascabel and IMDEX:
Administration for Mexican subsidiaries	19	30	74	90
Field exploration services	139	118	378	445
	$235	$216	$715	$781

All transactions are incurred in the normal course of business, and are negotiated on terms between the parties which are believed to represent fair market value for all services rendered. A portion of the expenditures are incurred on the Company’s behalf, and are charged to the Company on a “cost + 10%” basis typical of industry standards. The services provided do not include drilling and assay work which are contracted out independently from Cascabel and IMDEX. Included in trade and other payables at September 30, 2017 is $94 related to these services (September 30, 2016: $147).

The Company holds various mineral property claims in Mexico upon which full impairments have been recognized. The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo property payable to the principals of Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel, and under the terms of assignment agreements entered into by Cascabel with its principals. The Company is also obligated to a 2.5% NSR royalty to Cascabel on the Guigui and Batopilas mining concessions.

29

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2017
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company’s significant subsidiaries and ownership interests are as follows:

Significant subsidiaries of the Company are as follows:
			MAG' effective interest
Name	Country of Incorporation	Principal Activity	2017 (%)	2016(%)

Minera Los Lagartos, S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Pozo Seco S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Sierra Vieja S.A. de C.V.	Mexico	Exploration	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”), created for the purpose of holding and operating the Juanicipio Property, is held 56% by Fresnillo plc (“Fresnillo”) and 44% by the Company. Fresnillo is the operator of Minera Juanicipio, and with its affiliates, beneficially owns 12% of the common shares of the Company as at September 30, 2017, as publicly reported. Minera Juanicipio is currently governed by a shareholders agreement. All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio (see Note 7).

During the period, compensation of key management personnel (including directors) was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Salaries and other short term employee benefits	$338	$243	$773	$742
Share based payments (Note 9(b), (c ), and (d))	143	103	1,248	1,393
	$481	$346	$2,021	$2,135

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer and the Chief Financial Officer.

30

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2017
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

15.    COMMITMENTS AND CONTINGENCIES

As at September 30, 2017, the Company’s contractual obligations and commitments are summarized as follows:

		Property	Exploration
	Office Lease	Option Payments	Commitments	Total
		(Note 8)	(Note 8)

2017	$35	$-	$-	$35
2018	142	-	-	142
2019	145	75	-	220
2020		100	392	492
2021		100	750	850
2022		150	750	900
	$322	$425	$1,892	$2,639

As these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting (except for cash flow information), these commitments are not recorded as liabilities until incurred or until due under the terms of the option agreement.

The Company makes cash deposits to Minera Juanicipio from time to time as cash called by the operator Fresnillo (Note 7). The scale and scope of the Juanicipio project could require development capital in the years ahead exceeding the Company’s on hand cash resources. It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. Accordingly, the Company may need to raise additional capital by issuance of debt or equity in the future.

The Company could be subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters would be subject to various uncertainties and it is possible that some matters may be resolved unfavourably to the Company. Certain conditions may exist as of the date of the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company is not aware of any such claims or investigations, and as such has not recorded any related provisions and does not expect such matters to result in a material impact on the results of operations, cash flows and financial position.

16.    INCOME TAXES

The income taxes recognized in profit or loss is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016

Deferred tax (expense) recovery	$-	$(499)	$589	$(1,294)
Total income tax (expense) recovery for the period	$-	$(499)	$589	$(1,294)

The $589 deferred tax recovery for the nine months ended September 30, 2017 (September 30, 2016: $1,294 deferred tax expense) is related to the reversal of the deferred tax liability that was set up at December 31, 2016 in relation to temporary differences between the book and tax base of its Mexican non-monetary assets. The tax base of these non-monetary assets is determined in a different currency (Mexican Peso) than the functional currency (US$), and changes in the exchange rate can give rise to temporary differences that result in deferred tax liability in accordance with IAS 12 Income taxes. With the strengthening of the Mexican Peso against the US$ from 20.66 Pesos/US$ on December 31, 2016 to 18.20 on September 30, 2017, the previously recognized deferred tax liability was reversed in the period. The deferred tax expenses and the corresponding deferred income tax liabilities are non-cash items and will only be recognized once the Company’s exploration properties are developed and in production.

31